Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICE CO.

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Thousands of Dollars)

	Year ended Dec. 31,
	2007	2006	2005	2004	2003
Earnings as defined:
Pretax income from continuing operations	$55,596	$76,040	$100,178	$86,136	$133,634
Add: Fixed charges	57,247	56,849	55,510	54,489	55,561
Earnings as defined	$112,843	$132,889	$155,688	$140,625	$189,195
Fixed charges:
Interest charges	$55,261	$55,739	$54,084	$53,528	$48,304
Interest component of operating leases	1,986	1,110	1,426	961	1,085
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	6,172
Total fixed charges	$57,247	$56,849	$55,510	$54,489	$55,561
Ratio of earnings to fixed charges	2.0	2.3	2.8	2.6	3.4